Exhibit 77(c)

                MATTERS SUBMITTED TO A VOTE OF SECURITY HOLDERS

A special meeting of shareholders of the Funds was held on March 21, 2002 (ING Research Enhanced Index Fund) and April 9, 2002 (ING Growth and Value Fund) to approve

     (1) (EACH FUND VOTING INDIVIDUALLY) the reorganization of a Fund as a newly created series of ING Equity Trust, a Massachusetts business trust

               ING  Research  Enhanced  Index  Fund  (For:  6,542,619,  Against:
               94,459)

               ING Growth and Value Fund (For: 16,646,273, Against: 684,387)

     (2) (AGGREGATING VOTES OF ALL SERIES OF THE REGISTRANT) an amendment to the Registrant's Declaration of Trust to remove the upper limit on the number of trustees that the Registrant's Board of Trustees may set from time to time (For: 22,727,492, Against: 1,158,771).